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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                 Tender Offer Statement under Section 14 (d) (1)
                    or 13 (e) (1) of the Securities Exchange
                                   Act of 1934

                                (AMENDMENT NO. 1)

                                   TEAM, INC.
                       (Name of Subject Company (issuer))

                                   TEAM, INC.
                       (Name of Filing Persons (offeror))

                          COMMON STOCK, $.30 PAR VALUE
                         (Title of Class of Securities)

                                   878155 10 0
                      (CUSIP Number of Class of Securities)

                                 Philip J. Hawk
                Chairman of the Board and Chief Executive Officer
                                   Team, Inc.
                                200 Hermann Drive
                               Alvin, Texas 77511
                                 (281) 331-6154
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                               Byron L. Willeford
                 Chamberlain, Hrdlicka, White, Williams & Martin
                          1200 Smith Street, Suite 1400
                              Houston, Texas 77002
                                 (713) 658-2564

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Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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      This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the tender offer by Team, Inc., a Texas corporation, to purchase up to 1,200,000 shares of its common stock, par value $.30 per share, at $3.00 per share, net to the seller in cash, without interest, under the terms and conditions set forth in the Offer to Purchase dated May 9, 2001, and in the related Letter of Transmittal, which together presented the tender offer. This tender offer terminated at 12:00 midnight on June 6, 2001.

      This Amendment's sole purpose is to report the results of the tender offer. There were 235,697 shares tendered and all of such shares will be purchased by the Company at $3.00 per share.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        TEAM, INC.


                                        By: /s/ Philip J. Hawk
                                           -------------------------------------
                                           Philip J. Hawk, Chairman of the Board
                                             and Chief Executive Officer


Dated: June 7, 2001





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